Exhibit 99.1

Satellos to Participate in Upcoming Investor Conferences

TORONTO, Feb. 17, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (Nasdaq: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases, today announced that management will present at and participate in the following investor conferences:

Oppenheimer 36th Annual Healthcare Life Sciences Conference

Date: Thursday, February 26, 2026

Format: Presentation

Time: 10:40 a.m. – 11:10 a.m. ET

Location: Virtual

TD Cowen 46th Annual Health Care Conference

Date: Tuesday, March 3, 2026

Format: Presentation

Time: 1:10 – 1:40 p.m. ET

Location: Boston, MA

Leerink Partners Global Healthcare Conference

Date: March 8-11, 2026
Location: Miami, FL

The presentations will be available via live webcast on the Events and Presentations page in the Investors section of the Company’s website.

Members of the Satellos leadership team will also be available for one-on-one investor meetings during the conferences.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem-cell signaling, a process that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com